June 26, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention: Stephanie Hui and Christina DiAngelo Fettig

Re:	Delaying Amendment for Hatteras Alternative Mutual Funds Trust (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-204579)

Dear Mesdames Hui and DiAngelo Fettig:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the Long/Short Equity Portfolio, the Relative Value—Long/Short Debt Portfolio and the Managed Futures Strategies Portfolio, each a series of Underlying Funds Trust, into the Hatteras Long/Short Equity Fund, the Hatteras Long/Short Debt Fund and the Hatteras Managed Futures Strategies Fund, each a series of the Registrant, respectively.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 29, 2015 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Raleigh and the State of North Carolina, on the 26th day of June, 2015.

If you have any additional questions or require further information, please do not hesitate to contact Michael Barolsky at U.S. Bancorp Fund Services, LLC, the Registrant’s administrator, at (414) 765-5586 or michael.barolsky@usbank.com.

Very truly yours,

/s/ J. Michael Fields

J. Michael Fields
Secretary
Hatteras Alternative Mutual Funds Trust